

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 7, 2016

Via E-mail
Sam Talari
Chief Executive Officer
CB Scientific Inc.
10901 Roosevelt Blvd, Suite 1000c
Saint Petersburg, FL 33716

> **Re: CB Scientific Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 1, 2016**
> **File No. 024-10616**

Dear Mr. Talari:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.

Government Regulation

1.   Please expand your response to prior comment 3 to provide us support for your conclusion that your business is not subject to FDA regulation. We note, for example, the FDA's February 4, 2016 warning letter to Michigan Herbal Remedies, LLC.

We will incur ongoing costs and expenses for SEC reporting and compliance . . . .

2.   From your response to prior comment 4, the basis for your disclosure that you will be required to file annual, quarterly, and current reports after "the qualified date of this offering circular" remains unclear. Please revise or advise.

Plan of Distribution

3.   Given your response to prior comment 5 that Mr. Talari has participated in selling an offering of securities for an issuer in the last 12 months, it appears that the exemption from the definition of broker in Rule 3a4-1(a)(4)(ii) is not available to him. See also Exchange Act Release No. 22172 (June 27, 1985). Please provide us your analysis demonstrating whether Mr. Talari is a broker subject to registration under Section 15 of the Exchange Act.

Security Ownership

4.   We note your revision on the offering statement cover in response to prior comment 6 that Mr. Talari will control approximately 55.41 % of the voting power of your outstanding capital stock after the offering. Please reconcile this disclosure and Mr. Talari's 81% total voting power disclosed in your "Security Ownership of Certain Beneficial Owners and Management" table with your "Description of Securities" disclosure that each of Mr. Talari's 10,000,000 shares of preferred stock has voting rights equal to 1,000 shares of common stock. Also file as an exhibit to your offering statement the Certificate of Designation indicating the rights and preferences of each series of your preferred stock.

        You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Craig A. Huffman, Esq.
        Securus Law Group, P.A.